SECURITI 04002660 SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66023

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/9/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWP Investments LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Palisade Avenue
(No. and Street)

Englewood Cliffs	New Jersey	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Rackoff — 201.871.0036
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothsetein, Kass, & Company PC
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Neil Rackoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DWP Investments, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHRISTOPHER C. FLAGG
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES
04/24/2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DWP INVESTMENTS LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DWP INVESTMENTS LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
DWP Investments LLC

We have audited the accompanying statement of financial condition of DWP Investments LLC (the "Company") including the condensed schedule of investments as of December 31, 2003, and the related statements of operations, changes in member's equity and cash flows for the period June 9, 2003 (date of inception) to December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DWP Investments LLC as of December 31, 2003, and the results of its operations, changes in member's equity and its cash flows for the period June 9, 2003 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 6, 2004

DWP INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Receivable from clearing broker	$ 30,032,393
Securities owned, at market (cost $1,014,999)	1,309,944
Other assets	13,199
	$ 31,355,536
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold short, at market (proceeds $ 1,870,444)	$ 1,903,741
Other liabilities	12,128
Total liabilities	1,915,869
Member's equity	29,439,667
	$ 31,355,536

See accompanying notes to financial statements.

DWP INVESTMENTS LLC

STATEMENT OF OPERATIONS

For the Period June 9, 2003 (Date of Inception) to December 31, 2003

Investment income	
Interest	$ 54,369
Dividends	84,314
	138,683
Expenses	
Floor brokerage, exchange, and clearance fees	116,488
Interest and dividends	47,289
Other expenses	26,339
	190,116
Net investment income (loss)	(51,433)
Realized and unrealized gain (loss) on investments	
Net realized loss on investments	(2,363,162)
Net change in unrealized appreciation on investments	261,648
Net gain (loss) on investments	(2,101,514)
Net loss	$ (2,152,947)

See accompanying notes to financial statements.

DWP INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Period June 9, 2003 (Date of Inception) to December 31, 2003

Capital contributions	$ 31,930,000
Capital withdrawals	(337,386)
Net loss	(2,152,947)
Balances, end of period	$ 29,439,667

See accompanying notes to financial statements.

DWP INVESTMENTS LLC

STATEMENT OF CASH FLOWS

For the Period June 9, 2003 (Date of Inception) to December 31, 2003

Cash flows from operating activities	
Net loss	$ (2,152,947)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Net change in unrealized appreciation on investments	(261,648)
Changes in operating assets and liabilities:	
Receivable from clearing broker	(30,032,393)
Securities owned, at cost	(1,014,999)
Other assets	(13,199)
Securities sold short, at proceeds	1,870,444
Other liabilities	12,128
Net cash provided by (used in) operating activities	(31,592,614)
Cash flows from financing activities	
Capital contributions	31,930,000
Capital withdrawals	(337,386)
Net cash provided by (used in) financing activities	31,592,614
Net increase in cash	-
Cash, beginnning of period	-
Cash, end of period	$ -
Supplemental disclosure of cash flow information, cash paid during the period for interest	$ 2,362

See accompanying notes to financial statements.

DWP INVESTMENTS LLC

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2003

	Percentage of Member's Equity	Market Value
Securities owned, at market		
Common Stocks		
United States		
Consumer, cyclical (cost $ 354,029)	1.2 %	$ 363,086
Options		
United States		
Communications	0.5	149,670
Technology	0.2	49,240
Financial	0.2	47,960
Consumer, cyclical	0.2	56,763
Index	2.0	611,125
Energy/oil & gas	0.1	32,100
Total options (cost $ 660,970)	3.2	946,858
Total securities owned (cost $ 1,014,999)	4.4 %	$ 1,309,944
Securities sold short, at market		
Common Stocks		
United States		
Communications	2.5 %	$ 732,239
Energy/oil & gas	0.6	170,929
Total common stocks (proceeds $ 851,663)	3.1	903,168
Options		
United States		
Technology	0.2	58,710
Financial	0.2	62,000
Index	2.8	810,050
Pharmaceutical	0.1	35,313
Energy/oil & gas	0.1	34,500
Total Options (proceeds $ 1,018,781)	3.4	1,000,573
Total securities sold short (proceeds $ 1,870,444)	6.5 %	$ 1,903,741

See accompanying notes to consolidated financial statements.

1. Nature of business

DWP Investments LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC). The Company is also a member of the Pacific Exchange (PCX). The Company trades in listed securities, options and futures contracts for its own account. The sole investor in the Company is DWP Volatility Arbitrage Master Fund Ltd., a hedge fund that is managed by Devonshire, Warwick Partners LLC

2. Summary of significant accounting policies

Securities Owned and Securities Sold Short, at market

The Company values its securities owned and securities sold short which are listed on a national securities exchange or reported on the NASDAQ national market, at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported “bid” price for long positions and “asked” price for short positions.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments including equity option contracts in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

Income Taxes

The Company does not record a provision for income taxes because the individual member reports the income or loss on its income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initial year of operations and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $28,781,000, which was approximately $28,681,000 in excess of its minimum requirement of $100,000.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Concentration of credit risk

The Company conducts business with its clearing broker for its own trading activities, pursuant to a clearance agreement. These activities may expose the Company to off-balance-sheet risk in the event the broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The securities owned, securities sold short and the receivable from clearing broker reflected on the statement of financial condition are positions with and amounts pursuant to this clearance agreement.

Amounts receivable from the clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

6. Off balance - sheet risk

The Company is subject to certain inherent risks arising from its trading activities of selling securities short and hedging transactions employing futures contracts. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements. These activities may expose the Company to off-balance-sheet risk in the event the counter party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

7. Related party transactions

The overhead expenses of the Company are borne by its member which pays to the member's adviser a percentage of the net assets, plus a performance fee. The amount borne by the member, which is not reflected in the accompanying financial statements, may be more or less than the overhead expenses that might have been expended in support of the Company's operation had the Company been responsible for its own overhead expenses.

DWP INVESTMENTS LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Member's equity		$ 29,439,667
Less nonallowable assets and other charges		
Commodity future contracts and spot commodities proprietary capital charges		504,000
Other assets		13,199
		517,199
Net capital before haircuts		28,922,468
Haircuts, security positions		141,852
Net capital		$ 28,780,616
Aggregate indebtedness		$ 12,128
Computed minimum net capital required (12.5% of aggregate indebtedness)		$ 1,516
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital ($28,780,616 - $100,000)		$ 28,680,616
Percentage of aggregate indebtedness to net capital	$ 12,128 / $ 28,780,616	0.0421%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2003.

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member
DWP Investments LLC

In planning and performing our audit of the financial statements and supplemental schedules of DWP Investments LLC (the "Company") as of December 31, 2003 and for the period June 9, 2003 (date of inception) to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of DWP Investments, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, Pacific Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 6, 2004